Target	Investment	Revenue	Cash Flow	CF/Sale Price	EBITDA:	Assets	SBA	Owner Financed	# of Staff

Panorama Coin and Wholesale and real estate	3,200,000	256,160	225,160	7%			SBA LOAN now		3
Market,Proerty,Income house	990,000	600,000	140,000	14%		Real estate
Fine Community Market with Property for sale	1,090,000	900,000	190,000	17%		Real estate	SBA
Stable Established Auto Repair	935,000	935,000	167,000	18%		3,000			6
Leading Hazardous Waste Disposal For Sale - Marin County, California	1,200,000	933,103	244,690	20%					8-FT
Janitorial Services Business For Sale - Santa Clara County, California	1,400,000	2,904,857	346,257	25%	Contracted Janitorial Services To Semiconductor And Other Manufacturers, Biomed				52ft 12pt
Grocery Store For Sale	1,400,000	3,962,027	353,351	25%		400,000	seller Financing
Profitable Towing Company	300,000	472,347	103,000	34%		250,000		yes	5
Wheel Repair & Manufacturing	995,000	1,252,670	363,676	37%		200,000			9
Industrial Controls and Instrumentation Company	1,600,000	2,808,892	591,534	37%				Seller Financing
Established Pet Grooming Service	350,000	450,000	140,000	40%				yes	1 full 4 PT
Market, Grocery Store, Hispanic	500,000	1,920,000	200,000	40%		60,000
Grocery Store with great potential to grow	439,000	1,080,000	180,000	41%
Highly Profitable Flooring Bus.- Increasing Sales	650,000	1,478,417	274,855	42%		35,000		Seller Financing
High-End Consumer Electronics Brand and eCommerce Business	645,000	517,276	272,813	42%	27281300%	120,000
Market, Meat, Produce, Groceries, Hispanic	175,000	600,000	78,000	45%		25,000			6
Long Established, Profitable Print & Copy Shop For Sale - San Mateo County, California	675,000	576,908	307,409	46%	SBA financing				4 ft
Highly Profitable Mexican Grocery With Growing Sales Reveune!	325,000	1,929,000	150,000	46%		100,000
Vending Machine Route	140,000	150,190	65,435	47%		8,100
Profitable Manufacturer Of Friction Materials & Brakes For Sale - Los Angeles, California	329,000	1,261,803	155,548	47%	Seller Financed Business				1
Indian Grocery Store, High Gross, Very High Net	850,000	2,431,000	403,000	47%		250,000			5
Gorgeous Super Market in RIverside	499,900	3,240,000	240,000	48%	Seller Financing
Making Pet Store Established 37 years	335,000	645,138	165,000	49%	64513800%	58,000			4
Profitable Truck Lift Gate Business	535,000	854,487	268,402	50%				yes	3
Profitable Printing Company 140K SDE	280,000	4,284,959	141,653	51%		15,000		yes	2
Pet grooming shop for sale	275,000	460,000	140,000	51%					10
A High Profit Automotive Engine Rebuilding & Machine Shop	490,000	1,020,000	250,000	51%		30,000		yes	8
Highly Profitable Vitamins & Nutritional Supplements Business For Sale	358,000	400,000	200,000	56%	12000000%	100,000			3
Vitamin Retailer Franchise For Resale - Los Angeles County, California	104,500	285,000	60,000	57%			ABSENTEE OWNERSHIP		3-PT
Trucking Business For Sale - Los Angeles County, California	259,000	540,259	150,000	58%					5-FT
Pet Supply and Natural Pet Foods, Prime Location	89,000	139,000	52,800	59%		20,000			2 PT
Town Car Transportation Business	199,500	500,000	120,000	60%		43,500			6
Money-Making Home Medical Equipment	350,000	1,500,000	222,726	64%		55,000	Consider buying both the business and the building on a single, long-term SBA loan. With SBA financing, you'll be able to acquire both with a low down payment and a low monthly payment that leaves you plenty of personal cash flow.		7
Automotive Lube and Repair For Sale	250,000	696,440	168,779	68%					9
Kosher Market For Sale - Los Angeles County, California	349,000	1,700,000	240,000	69%					7-FT, 1-PT
Steady money making bargain store	170,000	564,000	120,000	71%		80,000
Air-conditioning/HVAC & Heating service Business 4 Sale	299,000	600,000	230,000	77%					3
Semi absentee Run Market and good parking	100,000	840,000	84,000	84%		60,000			6 PT
Grocery Market in Long Beach	120,000	600,000	108,000	90%		30,000
Mini-Market/Convenience/Dollar Store -- Profitable! Owner Retiring!	62,000	400,000	60,000	97%		35,000			1